# ING CORPORATE ADVANTAGE

**A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY**
issued by
**SECURITY LIFE OF DENVER INSURANCE COMPANY**
and its
**SECURITY LIFE SEPARATE ACCOUNT L1**

**Supplement Effective as of May 1, 2009**

This supplement updates certain information contained in your prospectus dated April 28, 2008, and supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

_____

# IMPORTANT INFORMATION REGARDING
# FUND NAME CHANGES

Effective May 1, 2009, certain of the funds available through the Security Life Separate Account L1 will change their names as follows:

| Former Fund Name | Current Fund Name |
|---|---|
| ING Columbia Small Cap Value II Portfolio | ING Columbia Small Cap Value Portfolio |
| ING Global Real Estate Portfolio | ING Clarion Global Real Estate Portfolio |
| ING Julius Baer Foreign Portfolio | ING Artio Foreign Portfolio |
| ING Legg Mason Value Portfolio | ING Growth and Income Portfolio II |
| ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio | ING U.S. Bond Index Portfolio |
| ING Opportunistic LargeCap Value Portfolio [1] | ING Opportunistic LargeCap Portfolio |
| ING PIMCO Core Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING VP Balanced Portfolio | ING Balanced Portfolio |
| ING VP Growth and Income Portfolio | ING Growth and Income Portfolio |
| ING VP Index Plus International Equity Portfolio | ING Index Plus International Equity Portfolio |
| ING VP Index Plus LargeCap Portfolio | ING Index Plus LargeCap Portfolio |
| ING VP Index Plus MidCap Portfolio | ING Index Plus MidCap Portfolio |
| ING VP Index Plus SmallCap Portfolio | ING Index Plus SmallCap Portfolio |
| ING VP Intermediate Bond Portfolio | ING Intermediate Bond Portfolio |
| ING VP MidCap Opportunities Portfolio [1] | ING MidCap Opportunities Portfolio |
| ING VP SmallCap Opportunities Portfolio | ING SmallCap Opportunities Portfolio |
| ING VP Strategic Allocation Conservative Portfolio [1] | ING Strategic Allocation Conservative Portfolio |
| ING VP Strategic Allocation Growth Portfolio [1] | ING Strategic Allocation Growth Portfolio |
| ING VP Strategic Allocation Moderate Portfolio [1] | ING Strategic Allocation Moderate Portfolio |

---

[1]   On April 28, 2006, the subaccount that invested in this fund was closed to new investors and to new investments by existing investors.

# NOTICE OF UPCOMING FUND MERGERS

Effective July 20, 2009 (the "Merger Effective Date"), the following Disappearing Funds will merge into and become part of the following Surviving Funds:

| Disappearing Funds | Surviving Funds |
|---|---|
| ING American Century Large Company Value Portfolio [2] | ING T. Rowe Price Equity Income Portfolio |
| ING JPMorgan Value Opportunities Portfolio | ING Russell™ Large Cap Value Index Portfolio |
| ING Neuberger Berman Partners Portfolio | ING Russell™ Large Cap Index Portfolio |
| ING Oppenheimer Main Street® Portfolio | ING Russell™ Large Cap Index Portfolio |
| ING Van Kampen Capital Growth Portfolio | ING Russell™ Large Cap Growth Index Portfolio |

Effective August 10, 2009 (the "Merger Effective Date"), the following Disappearing Funds will merge into and become part of the following Surviving Funds:

| Disappearing Funds | Surviving Funds |
|---|---|
| ING AllianceBernstein Mid Cap Growth Portfolio | ING Russell™ Mid Cap Growth Index Portfolio |
| ING Growth and Income Portfolio II | ING Growth and Income Portfolio |
| ING Index Plus International Equity Portfolio | ING International Index Portfolio |

# IMPORTANT INFORMATION REGARDING THE UPCOMING FUND MERGERS

- Prior to the Merger Effective Date, you may transfer amounts allocated to a subaccount that invests in a Disappearing Fund to any other available subaccount or to the Fixed Account. **See the "Transfers" section of your policy prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**
- On the Merger Effective Date, your investment in a subaccount that invests in a Disappearing Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to a subaccount corresponding to a Disappearing Fund will be automatically allocated to the subaccount corresponding to the applicable Surviving Fund. You may give us alternative allocation instructions by contacting our ING Customer Service Center at McCamish Systems, LLC, P.O. Box 724927, Atlanta, GA 30119, 1-866-790-1988. **See the "Transfers" section on page 43 of your policy prospectus for information about making fund allocation changes.**
- After the Merger Effective Date, the subaccounts that invest in the Disappearing Funds will no longer be available through your policy.
- You will not incur any fees or charges or any tax liability because of the mergers, and your policy value immediately before the mergers will equal your policy value immediately after the mergers.
- There will be no further disclosure regarding the Disappearing Funds in future supplements to the policy prospectus.
- **Because of the upcoming fund mergers, the following funds will be added, effective May 1, 2009, to your policy as available investment options:**
    - ING Growth and Income Portfolio
    - ING International Index Portfolio
    - ING Russell™ Large Cap Growth Index Portfolio
    - ING Russell™ Large Cap Index Portfolio
    - ING Russell™ Large Cap Value Index Portfolio
    - ING Russell™ Mid Cap Growth Index Portfolio

---

[2] On April 28, 2006, the subaccount that invested in this fund was closed to new investors and to new investments by existing investors.

# IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE POLICY

Effective May 1, 2009, subaccounts which invest in the following funds are available through the policy:

- American Funds – Growth Fund (Class 2)
- American Funds – Growth-Income Fund (Class 2)
- American Funds – International Fund (Class 2)
- BlackRock Global Allocation V.I. Fund (Class III)
- Fidelity® VIP *Contrafund*® Portfolio (Service Class)
- Fidelity® VIP Equity-Income Portfolio (Service Class)
- ING AllianceBernstein Mid Cap Growth Portfolio (Class I)
- ING Artio Foreign Portfolio (Class I)
- ING BlackRock Large Cap Growth Portfolio (Class I)
- ING Clarion Global Real Estate Portfolio (Class S)
- ING Evergreen Health Sciences Portfolio (Class I)
- ING Evergreen Omega Portfolio (Class I)
- ING FMR[SM] Diversified Mid Cap Portfolio (Class I)
- ING Focus 5 Portfolio (Class I)
- ING Franklin Templeton Founding Strategy Portfolio (Class I)[3]
- ING Global Resources Portfolio (Class I)
- ING Growth and Income Portfolio II (Class I)
- ING Index Plus International Equity Portfolio (Class S)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I)
- ING LifeStyle Aggressive Growth Portfolio (Class I)[3]
- ING LifeStyle Growth Portfolio (Class I)[3]
- ING LifeStyle Moderate Growth Portfolio (Class I)[3]
- ING LifeStyle Moderate Portfolio (Class I)[3]
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class S)
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Oppenheimer Main Street Portfolio® (Class I)
- ING PIMCO Total Return Bond Portfolio (Class I)
- ING Pioneer Fund Portfolio (Class I)
- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING Stock Index Portfolio (Class I)
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING Van Kampen Capital Growth Portfolio (Class I)
- ING Van Kampen Growth and Income Portfolio (Class S)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value Portfolio (I Class)
- ING JPMorgan Mid Cap Value Portfolio (I Class)
- ING Neuberger Berman Partners Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Strategic Income Portfolio (S Class)
- ING Pioneer High Yield Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)
- ING Van Kampen Equity and Income Portfolio (I Class)
- ING Balanced Portfolio (Class I)
- ING Intermediate Bond Portfolio (Class I)
- ING Growth and Income Portfolio (Class I)
- ING Index Plus LargeCap Portfolio (Class I)
- ING Index Plus MidCap Portfolio (Class I)
- ING Index Plus SmallCap Portfolio (Class I)
- ING International Index Portfolio (Class S)
- ING Russell[TM] Large Cap Growth Index Portfolio (Class I)
- ING Russell[TM] Large Cap Index Portfolio (Class I)
- ING Russell[TM] Large Cap Value Index Portfolio (Class I)
- ING Russell[TM] Mid Cap Growth Index Portfolio (Class I)
- ING Russell[TM] Small Cap Index Portfolio (Class I)
- ING U.S. Bond Index Portfolio (Class I)
- ING SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

More information about these funds is contained in the tables below.

---

[3]  This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

**Fund Investment Advisers and Investment Objectives.** The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the funds available through the policy. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

**There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.**

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **American Funds – Growth Fund (Class 2)** | Investment Adviser: Capital Research and Management Company | Seeks growth of capital by investing primarily in common stocks. |
| **American Funds – Growth- Income Fund (Class 2)** | Investment Adviser: Capital Research and Management Company | Seeks capital growth and income over time by investing primarily in U.S. common stocks or other securities that demonstrate the potential for appreciation and/or dividends. |
| **American Funds – International Fund (Class 2)** | Investment Adviser: Capital Research and Management Company | Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States. |
| **BlackRock Global Allocation V.I. Fund (Class III)** | Investment Adviser: BlackRock Advisors, LLC Subadvisers: BlackRock Investment Management, LLC, BlackRock Asset Management U.K. Limited | The fund seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends. |
| **Fidelity® VIP *Contrafund*® Portfolio (Service Class)** | Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited | Seeks long-term capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio (Service Class)** | Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500$^{SM}$ Index (S&P 500®). |
| **ING AllianceBernstein Mid Cap Growth Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: AllianceBernstein, L.P. | Seeks long-term growth of capital. |
| **ING Artio Foreign Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Artio Global Management LLC | Seeks long-term growth of capital. |
| **ING BlackRock Large Cap Growth Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: BlackRock Investment Management, LLC | Seeks long-term growth of capital. |
| **ING Clarion Global Real Estate Portfolio (Class S)** | Investment Adviser: ING Investments, LLC Subadviser: ING Clarion Real Estate Securities L.P. | A *non-diversified* portfolio that seeks to provide investors with high total return consisting of capital appreciation and current income. |
| **ING Evergreen Health Sciences Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC | A *non-diversified* portfolio that seeks long-term capital growth. |
| **ING Evergreen Omega Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC | Seeks long-term capital growth. |
| **ING FMR$^{SM}$ Diversified Mid Cap Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Fidelity Management & Research Co. | Seeks long-term growth of capital. |
| **ING Focus 5 Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | Seeks total return through capital appreciation and dividend income. |
| **ING Franklin Templeton Founding Strategy Portfolio (Class I)** | Investment Adviser: Directed Services LLC | Seeks capital appreciation and secondarily, income. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Global Resources Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | A *non-diversified* portfolio that seeks long-term capital appreciation. |
| **ING Growth and Income Portfolio II (Class I)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. |
| **ING Index Plus International Equity Portfolio (Class S)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Advisors, B. V. | Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk. |
| **ING JPMorgan Emerging Markets Equity Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **ING JPMorgan Small Cap Core Equity Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. |
| **ING JPMorgan Value Opportunities Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc. | Seeks long-term capital appreciation. |
| **ING LifeStyle Aggressive Growth Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co. | Seeks growth of capital. |
| **ING LifeStyle Growth Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co. | Seeks growth of capital and some current income. |
| **ING LifeStyle Moderate Growth Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co. | Seeks growth of capital and a low to moderate level of current income. |
| **ING LifeStyle Moderate Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co. | Seeks growth of capital and current income. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Limited Maturity Bond Portfolio (Class S)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. |
| **ING Liquid Assets Portfolio (Class S)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **ING Marsico Growth Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Marsico Capital Management, LLC | Seeks capital appreciation. |
| **ING Marsico International Opportunities Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Marsico Capital Management, LLC | Seeks long-term growth of capital. |
| **ING MFS Total Return Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. |
| **ING MFS Utilities Portfolio (Class S)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company | Seeks total return. |
| **ING Oppenheimer Main Street Portfolio ® (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc. | Seeks long-term growth of capital and future income. |
| **ING PIMCO Total Return Bond Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |
| **ING Pioneer Fund Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. |
| **ING Pioneer Mid Cap Value Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc. | Seeks capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Stock Index Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks total return. |
| **ING T. Rowe Price Capital Appreciation Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. |
| **ING T. Rowe Price Equity Income Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |
| **ING Van Kampen Capital Growth Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Van Kampen | Seeks long-term capital appreciation. |
| **ING Van Kampen Growth and Income Portfolio (Class S)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Van Kampen | Seeks long-term growth of capital and income. |
| **ING Wells Fargo Small Cap Disciplined Portfolio (Class S)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Wells Capital Management, Inc. | Seeks long-term capital appreciation. |
| **ING Baron Small Cap Growth Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BAMCO, Inc. | Seeks capital appreciation. |
| **ING Columbia Small Cap Value Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Columbia Management Advisors, LLC | Seeks long-term growth of capital. |
| **ING JPMorgan Mid Cap Value Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J. P. Morgan Investment Management Inc. | Seeks growth from capital appreciation. |
| **ING Neuberger Berman Partners Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Neuberger Berman Management Inc. | Seeks capital growth. |
| **ING Oppenheimer Global Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **ING Oppenheimer Strategic Income Portfolio (Service Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc. | Seeks a high level of current income principally derived from interest on debt securities. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Pioneer High Yield Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc. | Seeks to maximize total return through income and capital appreciation. |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **ING UBS U.S. Large Cap Equity Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: UBS Global Asset Management (Americas) Inc. | Seeks long-term growth of capital and future income. |
| **ING Van Kampen Comstock Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Van Kampen | Seeks capital growth and income. |
| **ING Van Kampen Equity and Income Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Van Kampen | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING Balanced Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. |
| **ING Intermediate Bond Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk. |
| **ING Growth and Income Portfolio (Class I)** | <u>Investment </u>Adviser: ING Investments, LLC <u>Subadviser</u>**:** ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. |
| **ING Index Plus LargeCap Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. |
| **ING Index Plus MidCap Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Index Plus SmallCap Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk. |
| **ING International Index Portfolio (Class S)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index. |
| **ING Russell<sup>TM</sup> Large Cap Growth Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index. |
| **ING Russell<sup>TM</sup> Large Cap Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index. |
| **ING Russell<sup>TM</sup> Large Cap Value Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index. |
| **ING Russell<sup>TM</sup> Mid Cap Growth Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index. |
| **ING Russell<sup>TM</sup> Small Cap Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index. |
| **ING U.S. Bond Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: Lehman Brothers Asset Management LLC | Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®. |
| **ING SmallCap Opportunities Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks long-term capital appreciation. |
| **Neuberger Berman AMT Socially Responsive Portfolio® (Class I)** | Investment Adviser: Neuberger Berman Management LLC Subadviser: Neuberger Berman, LLC | Seeks long-term growth of capital by investing primarily in securities of companies that meet the portfolio's financial criteria and social policy. |

# IMPORTANT INFORMATION ABOUT FUNDS CLOSED TO NEW INVESTMENT

The subaccounts that invest in the following funds have been closed to new investment:
- Fidelity® VIP Investment Grade Bond Portfolio
- ING American Century Large Company Value Portfolio
- ING American Century Small-Mid Cap Value Portfolio
- ING BlackRock Large Cap Value Portfolio
- ING Legg Mason Partners Aggressive Growth Portfolio
- ING Lord Abbett Affiliated Portfolio
- ING MidCap Opportunities Portfolio
- ING Opportunistic LargeCap Portfolio
- ING PIMCO Total Return Portfolio
- ING Strategic Allocation Conservative Portfolio
- ING Strategic Allocation Growth Portfolio
- ING Strategic Allocation Moderate Portfolio

Policy owners who have policy value allocated to one or more of the subaccounts that correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at McCamish Systems, LLC, P.O. Box 724927, Atlanta, GA 30119, 1-866-790-1988. **See the "Transfers" section on page 43 of your policy prospectus for information about making fund allocation changes.**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See the "Lapse" section on page 51 of your policy prospectus for more information about how to keep your policy from lapsing. See also the "Reinstatement" section beginning on page 51 of your policy prospectus for information about how to put your policy back in force if it has lapsed.**

# MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
McCamish systems, LLC
P.O. Box 724927
Atlanta, GA 30119
1-866-790-1988